SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Preliminary Outlook and Investor Guidance for 2018

São Paulo, December 7, 2017 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, today provides general outlook and guidance for full year 2017 (revised) and 2018 (preliminary).

The Company’s guidance highlights key metrics which impact financial results and drive long-term shareholder value.  GOL provides forward-looking information that is focused on the main metrics the Company uses to measure business performance.

For full year 2017, GOL has adjusted its fuel and currency assumptions.  The Company’s full year 2017 and 2018 general guidance is presented below.  These indicators are useful for analysts and investors who project GOL’s results.

General Guidance (Consolidated, IFRS)	2017E Previous	2017E Revised	2018E Preliminary
Operating fleet (average)	115	116	118
ASKs, System (% change)	+ 0.5%	+ 0.5%	1% to 3%
- Domestic	-	+ 0.5%	0% to 3%
- International	-	+ 0.2%	7% to 10%
Seats, System (% change)	- 2%	- 3%	1% to 3%
Departures, System (% change)	- 4%	- 5%	1% to 3%
Average load factor (%)	~ 79%	~ 79%	79% to 80%
Cargo and other revenues (R$ billion)	-	~ R$1.4	~ R$ 1.6
Total net revenues (R$ billion)	~ R$10.3	~ R$10.4	~ R$11
Non-fuel CASK (R$ cents)	~ 13.7	~ 14	~ 15
Fuel liters consumed (mm)	-	~ 1,370	~ 1,400
Fuel price (R$ / liter)	-	~ 2.1	~ 2.2
Aircraft rent (R$mm)	~ R$1,000	~ R$ 950	~ R$ 950
EBITDA margin (%)	~ 14%	~ 14%	~ 16%
Operating (EBIT) margin (%)	~ 9%	~ 9%	~ 11%
Capital expenditures (R$mm)	-	~ 600	~ 600
Net Debt1 / EBITDA (x)	~ 3.4x	~ 3.4x	~ 3.0x
Fully-diluted shares outstanding (million)	347.7	347.7	347.7
Earnings per share – fully diluted[2] (R$)	0.80 a 0.90	0.80 to 0.90	1.20 to 1.40
Fully-diluted ADS outstanding (million)[3]	173.8	173.8	173.8
Earnings per ADS – fully diluted[2,3] (US$)	0.50 to 0.56	0.50 to 0.56	0.75 to 0.90

(1) Excluding perpetual notes. (2) After minority interest. (3) 2017E Previous adjusted for change in share to ADR ratio from 5:1 to 2:1.

In comparison with 4Q16, the Company expects an available seat capacity sequential increase in 4Q17 of approximately 2% in the domestic market and 9% in the international market.  For the 4Q17, GOL expects consolidated load factors in the range of 81% with consolidated passenger yields in the range of R$26 cents (up 5% versus 3Q17).  For the fourth quarter, the Company expects consolidated non-fuel CASK to be in the range of R$14.5 cents (down 4.5% versus 4Q16).  GOL expects that its hedging program will partially offset eventual increases in fuel prices due to higher oil prices; the Company has hedged approximately 40% of its fourth quarter fuel consumption and over 15% of its 2018 needs.

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GOL Announces Preliminary Outlook and Investor Guidance for 2018

In the third quarter of 2018, the Company will receive its first Boeing 737 MAX, part of an order of 120 aircraft destined to replace GOL’s existing fleet over time. The 737 MAX allows longer non-stop flights and reduces fuel consumption by up to 15%, which will allow GOL to reduce its costs and fly to more destinations. GOL’s fleet modernization plan ensures that GOL’s fleet will maintain its status as one of the youngest and most modern in the world.  By the end of 2022, over 30% of the fleet will be comprised of Boeing 737 MAXs, reducing average fleet age to below 7 years. The table below details the fleet plan through 2022:

Fleet plan	2017	2018	2019	2020	2021	2022
B737-700 NG	24	25	22	21	16	16
B737-800 NG	91	91	89	86	83	78
B737 MAX-8	-	5	13	21	34	43
TOTAL	115	121	124	128	133	137

The current guidance for 2018 may be adjusted in order to incorporate the evolution of GOL’s operating and financial performance and any eventual changes to the Brazilian economy and GOL’s broader economic environment, including variations in such variables as GDP growth, interest rate, exchange rate, and WTI and Brent oil price trends.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 63 destinations, 52 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,200 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 12 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 16 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s

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GOL Announces Preliminary Outlook and Investor Guidance for 2018

filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”. Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.